UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 21, 2013
Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: STMicroelectronics N.V. Semi-Annual IFRS Report 2013.

STMicroelectronics N.V.

Semi Annual Report 2013

Contents

1.	CORPORATE OVERVIEW			3
	1.1.	History and Development of STMicroelectronics		3
	1.2.	Strategy & Objectives		3
	1.3.	Organizational Structure		3
	1.4.	Products and Activities		4
	1.5.	Sales		4
	1.6.	Research & Development		5
	1.7.	Sustainability		5
2.	REPORT OF THE MANAGING BOARD			6
	2.1.	Business Overview		6
	2.2.	Segment Information		7
	2.3.	Liquidity and Financial Position		8
	2.4.	Business and Financial Outlook for 2013		10
	2.5.	Other Developments in 2013		11
	2.6.	Related Party Transactions		14
	2.7.	Financial Risk Management		14
	2.8.	Business Risk Information		15
3.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (“SEMI ANNUAL FINANCIAL STATEMENTS”)			17
	3.1.	Consolidated Income Statement		17
	3.2.	Consolidated Statement of Comprehensive Income		18
	3.3.	Consolidated Statement of Financial Position		19
	3.4.	Consolidated Statement of Changes in Equity		20
	3.5.	Consolidated Statement of Cash Flows		22
	3.6.	Notes to the Consolidated Financial Statements		23
		3.6.1.	Corporate information	23
		3.6.2.	Basis of preparation	23
		3.6.3.	Significant accounting policies	23
		3.6.4.	Estimates	24
		3.6.5.	Operating segment information	24
		3.6.6.	Investments in associates and jointly controlled entities	28
		3.6.7.	Property, plant and equipment and intangible assets	29
		3.6.8.	Goodwill	29
		3.6.9.	Other financial assets and financial liabilities	30
		3.6.10.	Inventories	37
		3.6.11.	Cash and cash equivalents	37
		3.6.12.	Cash generated from operations	37
		3.6.13.	Equity	38
		3.6.14.	Provisions for restructuring	41
		3.6.15.	Expenses by nature	41
		3.6.16.	Other income / expenses	42
		3.6.17.	Earnings per share	43
		3.6.18.	Related party	44
		3.6.19.	Contingencies claims and legal proceedings	44
		3.6.20.	Subsequent events	45
4.	SOLE MEMBER OF THE MANAGING BOARD’S STATEMENT			46
5.	ABOUT STMICROELECTRONICS			47

STMicroelectronics • Semi Annual Report 2013	Contents 2

1.	Corporate overview

1.1.	History and development of STMicroelectronics

STMicroelectronics N.V. (“STMicroelectronics” or “ST”) is a global leader in the semiconductor market serving customers across the spectrum of Sense and Power and Automotive products and Embedded Processing Solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life.

STMicroelectronics was created in 1987 by the merger of SGS Microelettronica of Italy and Thomson Semiconducteurs of France. STMicroelectronics has approximately 48,000 employees, operates 12 main manufacturing sites and has advanced research and development centers and sales offices all around the world. The Company has its corporate legal seat in The Netherlands. Its corporate headquarters and the headquarters for Europe, the Middle East and Africa (EMEA) are seated in Geneva. The headquarters for the Americas, Greater China-South Asia and Japan-Korea are in Coppell, Texas, Shanghai and Tokyo, respectively. Our shares are traded on the New York Stock Exchange, on Euronext Paris and on Borsa Italiana.

1.2.	Strategy & objectives

We finalized our new strategic plan and announced it on December 10, 2012, setting forth our new vision and strategy, focusing on five growth drivers where ST leads or intends to lead.  Our new strategy takes into account the evolution of the markets we are in and the environment we see in the years ahead.  Our new strategy is based on leadership in our two product segments, which were effective January 1, 2013: (i) Sense & Power and Automotive Products (“SPA”) comprised of MEMS and Sensors, Power Discrete and Modules, Advanced Analog, Power Management and Standard ICs, and Automotive products; and (ii) Embedded Processing Solutions (“EPS”) comprised of General Purpose and Secure MCUs, EEPROMs, Imaging ICs and Modules, Digital ASICs and Application Processors and Digital Consumer products.  Each segment is supported by a Sales & Marketing organization with a particular focus on our major accounts, as well as expanding our penetration of the mass market.

Going forward we will focus on five growth drivers: Automotive Products, Application Processors, including Digital Consumer Products, MEMS and Sensors, Microcontrollers and Smart Power.  These product families are expected to experience solid growth rates and are aligned with our market-leading positions and competitive advantages. Our innovative products in these areas, combined with our competitive technology and flexible and independent manufacturing capabilities, bring us even more opportunities to significantly grow and gain market share.

We intend to be more focused, leaner and better positioned to achieve our new financial model. We are targeting an operating margin of 10% or more. Our ability to meet this financial model is based upon our objective of achieving solid revenue growth and reducing our quarterly net operating expenses by the beginning of 2014, assuming an exchange rate of $1.30 per Euro. Our decision to exit and to the consequent break-up of the ST-Ericsson joint venture is part of our new strategy. We believe that our strong capital structure enables us to operate as a long-term, viable supplier of semiconductor products and participate as a global leader in the industry.

1.3.	Organizational structure

STMicroelectronics is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with digital and mixed-signal content.  We are organized in a matrix structure to promote revenues, with geographic regions interacting with product divisions, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

STMicroelectronics • Semi Annual Report 2013	Corporate Overview 3

While STMicroelectronics N.V. is the parent company, we also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

Our Consolidated Financial Statements include the ST-Ericsson joint ventures; in particular, we fully consolidate ST-Ericsson SA and related affiliates (“JVS”), which is owned 50% plus a controlling share by us and is responsible for the full commercial operations of the Wireless business, primarily sales and marketing. The other joint venture is focused on fundamental R&D activities. Its parent company is ST-Ericsson AT SA (“JVD”), which is owned 50% plus a controlling share by Ericsson and is therefore accounted for by us under the equity-method. In March 2013, we signed a memorandum of understanding with Ericsson describing the principles for the break-up and wind-down of the ST-Ericsson joint venture whose closing became effective on August 2, 2013. See 2.5 Other developments in 2013.

1.4.	Products and activities

We design, develop, manufacture and market a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems.  Our products include discretes, general purpose and secure microcontrollers, standard commodity components, MEMS and advanced analog products, ASICs (full-custom devices and semi custom devices) and ASSPs for analog, digital, and mixed signal applications.

On December 10, 2012, we announced our new strategic plan, centered on leadership in Sense and Power and Automotive Products and in Embedded-Processing Solutions, specifically focusing on five product areas:  MEMS and sensors, smart power, automotive products, microcontrollers, and application processors including digital consumer.  On March 18, we announced an agreement between ST and Ericsson on the way forward for the joint venture (JV) ST-Ericsson. On August 5, ST announced that it has taken on the existing ST-Ericsson products, other than LTE multimode thin modems, and related business as well as certain assembly and test facilities and that it had started the close down of the remaining parts of ST-Ericsson. The formal transfer of the relevant parts of ST-Ericsson to the parent companies has taken place on August 2, 2013. As announced, ST has assumed approximately 1,000 employees, to support ongoing business and new products development within ST.

1.5.	Sales

In 2012, we reorganized our Sales & Marketing organization with the primary objectives of accelerating sales growth and gaining market share in the market we serve.  The changes were designed along three key drivers:  strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage; and establishing marketing organizations in our regional sales organizations that are fully aligned with the Product Groups.  Following this reorganization, the previous sales organization structured by market segment was replaced by a new sales organization organized by a combination of country/area coverage and key accounts coverage.  Our Sales & Marketing organization is now structured into six units composed of four regional sales organizations, EMEA which includes all of Europe, the Middle East and Africa, the Americas, Greater China-South Asia, and Japan-Korea and two major accounts units, which include Europe Major Accounts and Americas Major Accounts, for our established global customers, aimed at enhancing the development of our business relationships with such clients.

STMicroelectronics • Semi Annual Report 2013	Corporate Overview 4

1.6.	Research & Development

We believe that market-driven research and development (“R&D”) founded on leading edge products and technologies is critical to our success. The main R&D challenge we face is continually increasing the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

As a consequence of our new strategy to focus on leadership in Sense & Power and Automotive products (SPA) and Embedded Processing Solutions (EPS) announced in December, we began to report these two segments as part of our financial earnings, starting with the first quarter of 2013. The new organizational structure based on these segments is structured as follows: EPS includes the product groups of Digital Convergence Group (DCG), Imaging, BI-CMOS ASIC and Silicon Photonics (IBP) and Microcontrollers, Memory & Security (MMS). EPS also includes the Technology R&D and Front-end Manufacturing supporting the EPS products. This includes the fabs of Crolles1, Crolles2 and Rousset, along with the advanced CMOS process development. SPA includes the product groups of Analog & MEMS (AMS), Automotive (APG) and Industrial & Power Discrete (IPD). SPA also contains the Technology R&D and Front-end Manufacturing supporting the SPA products and includes the fabs of Agrate, Catania, Singapore and Tours.

We currently own approximately 16,000 patents and pending patent applications, corresponding to approximately 9,000 patent families (each patent family containing all patents originating from the same invention), including 515 original new patent applications filed in 2012.

1.7.	Sustainability

STMicroelectronics was one of the first global industrial companies to recognize the importance of environmental responsibility, its initial efforts beginning in the early 1990s. Since then we have progressively enlarged our scope of commitments and we now address 22 top sustainability priorities that have been identified as the most significant for our business success and for our stakeholders’ satisfaction. Today our approach to sustainability is embedded in our business strategy with objectives in terms of product stewardship, customer satisfaction and innovation management. Over these past 26 years, we have made remarkable progress in sustainability: we are among the leaders in safety, we have reduced our water consumption per production unit by 72% compared to 1994, we launched in 2006 a companywide Health Plan program to provide all our employees with the same access to healthcare and we conduct Social and Ethics audits to ensure our major sites’ compliance to the Electronic Industry Citizenship Coalition (EICC) Code of Conduct, to name a few initiatives implemented in the field.

Based on 2012 results, Greenhouse Gas emissions from all ST manufacturing sites have been certified under ISO 14064 standard and three of ST’s Front-end manufacturing sites, Agrate and Catania (Italy) and Rousset (France) have achieved ISO 50001 (energy management certification).

STMicroelectronics is recognized in sustainability rankings, and is also included in some of the main Sustainability indices (FTSE4Good, FTSE ECPI index series, ASPI, ECPI and Ethibel).

Our approach to sustainability is expressed at a high level in ST’s Principles for Sustainable Excellence, our business code of conduct; and in a more operational way, in our Sustainability strategy that is regularly updated to ensure its alignment with our business and stakeholders’ priorities.

On July 24, 2013, we announced the publication of our 2012 Sustainability Report.

ST’s sixteenth annual Sustainability report contains comprehensive details of ST’s Sustainability strategy, policies and performance during 2012 and illustrates how the Company’s new Sustainability Strategy, covering its People, Products, the Environment and the Community, became increasingly embedded throughout the business to create value for all of its stakeholders.

STMicroelectronics • Semi Annual Report 2013	Corporate Overview 5

2.	Report of the Managing Board

2.1.	Business overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes certain product families such as Microprocessors (“MPUs”), MOS DRAMs, MOS SRAMs, optoelectronics devices, Flash Memories, MOS ROMs and EPROMs, but includes MOS Other Memory Circuits and Image Sensors).

The semiconductor market continued to be negatively impacted by the difficult conditions in the global economy in the first quarter of 2013 and then in the second quarter of 2013 registered sequentially a solid growth in demand, while at the same time, there is still some uncertainty in the market place, in particular in the smartphone market. Based on the most recently published estimates by WSTS, semiconductor industry revenues increased in the first half of 2013 on a year-over-year basis by approximately 1.5% for the TAM and decreased by approximately 0.6% for the SAM to reach approximately $145 billion and $86 billion, respectively.

Our first half 2013 revenues amounted to $4,055 million, a 2.6% decrease on a year-over-year basis.  This year-over-year revenues decrease was driven by our EPS segment and was mainly due to the decrease in Wireless. Compared to the served market, our performance was below the SAM on a year-over-year basis, mainly due to the Wireless wind down. Excluding Wireless, our sales increased by 2.5% in the first half of 2013 compared to the corresponding period of 2012.

Our effective average exchange rate for the first half of 2013 was $1.30 for €1.00 compared to $1.32 for €1.00 for the first half of 2012.

Our first half 2013 gross margin reached 27.7% of revenues, representing a slight decrease of 30 basis points compared to the prior year period, notwithstanding lower unsaturation charges and manufacturing efficiencies, principally due to a decrease in the selling prices and a less favorable product mix in comparison with the prior year period.

Notwithstanding the above, our operating results improved from a loss of $408 million in the prior year to $376 million in the current year, principally due to the charge back to Ericsson of the LTE multimode thin modem development expenses, the ST-Ericsson restructuring and also benefiting from our cost savings initiatives.

In the first half of 2013, we saw progress towards our objectives of sales growth, gross margin improvement and expense reduction. Excluding Wireless, our sales increased by 2.5% while the Wireless sales decreased due to an accelerated decline of ST-Ericsson’s existing product revenues. Our quarterly operating expense run rate continued to decrease substantially. Our wholly owned business (excluding Wireless product line) sales increase came from growth in several key product areas including Microcontrollers, Industrial and Power, Automotive and Imaging. These results were due to both the introduction of new products and the changes we made last year to expand our geographic and customer coverage, with new major accounts and distributors, with the latter further increasing as a percentage of sales.

STMicroelectronics • Semi Annual Report 2013	Report of the Managing Board 6

2.2.	Segment information

We operate in two business areas:  Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.  In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment.  Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment.  All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

Effective January 1, 2013, the segment reporting reflects our strategy announced on December 10, 2012. The strategy takes into account the evolution of the markets we are in and the environment seen in the years to come and is based on our leadership in two product segments, focusing on five growth drivers: Automotive Products, Application Processors, including Digital Consumer Products, MEMS and Sensors, Microcontrollers and Smart Power.

The segments are as follows:

•	Sense & Power and Automotive Products (SPA), including:
o	Automotive (APG);
o	Industrial & Power Discrete (IPD);
o	Analog & MEMS (AMS);
o	Other SPA; and
•	Embedded Processing Solutions (EPS), comprised of:
o	Digital Convergence Group (DCG);
o	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP);
o	Microcontrollers, Memory & Security (MMS);
o	Wireless (WPS);
o	Other EPS.

In 2013, we revised our results from prior periods in accordance with the new segment structure.  The preparation of segment information based on the current segment structure requires us to make estimates and assumptions in determining the operating profit (loss) of the segments for the prior reporting periods.  We believe that the revised 2012 presentation is consistent with that of 2013 and we use these comparatives when managing our company.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on R&D and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. In compliance with our internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, certain one-time corporate items, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

STMicroelectronics • Semi Annual Report 2013	Report of the Managing Board 7

2.3.	Liquidity and financial position

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility.  As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first half of 2013, the evolution of our cash flow produced a decrease in our cash and cash equivalents of $667 million, due to that net cash used in investing activities and financing activities exceeded the net cash from operating activities. Net cash used for the financing activities mainly included $455 million repayment of the residual outstanding 2013 Senior Bonds.

The evolution of our cash flow for the comparable periods is set forth below:

	(Unaudited)
In millions of USD	June 29, 2013	June 30, 2012
Net cash from operating activities	266	498
Net cash used in investing activities	(412)	(358)
Net cash used in financing activities	(493)	(205)
Effect of change in exchange rates	(28)	(41)
Net cash increase (decrease)	(667)	(106)

Net cash from operating activities

The net cash from operating activities for the first half of 2013 was $266 million, decreasing compared to the prior year period following the unfavorable changes in assets and liabilities. Net cash from operating activities is the sum of (i) the net result adjusted for certain non-cash items and (ii) changes in assets and liabilities.

•	Net result adjusted for non-cash items generated $244 million of cash during the first half of 2013 compared to $210 million in the prior year period.
•
Changes in assets and liabilities generated cash for a total amount of $ 22 million in the first half of 2013, compared to $288 million in the prior year period.  The first half of 2013 changes were represented by a positive trend in all the components of assets and liabilities except trade receivables, similarly to the prior year. While in the first half of 2012 the main item contributing to favorable change was trade payables for an amount of $285 million, in the first half of 2013 the positive change in trade payables of $103 million was offset by a negative change in the trade receivables for an amount of $123 million. Furthermore the first half of 2013 also included an unfavorable net cash impact of $38 million, deriving from the sales, with no recourse, of trade and other receivables, done by ST-Ericsson, compared to a favorable impact of $40 million in the first half of 2012.

STMicroelectronics • Semi Annual Report 2013	Report of the Managing Board 8

Net cash used in investing activities

Investing activities used $412 million of cash in the first half of 2013, mainly due to investment in intangible and financial assets for $246 million of which the largest part is due to capitalization of development costs. It is also due to the payments for tangible assets, partially offset by the net cash from proceeds from the sale and/or redemption of our marketable securities. Payments for the purchase of tangible assets totaled $233 million, slightly higher compared to $209 million registered in the prior year period.  Investing activity in the first half of 2012 used $358 million of cash due to payments for intangible and financial assets and tangible assets, as well as payments for purchase of marketable securities partially offset by proceeds from the sale and/or redemption of current marketable securities.

Net cash used in financing activities

Net cash used in financing activities was $493 million in the first half of 2013 with an increase compared to the $205 million used in the first half of 2012 mainly due to the $455 million repayment of the residual outstanding 2013 Senior Bonds. Moreover, the first half 2013 amount included $23 million as a repayment of long-term debt at maturity and $164 million as dividends paid to stockholders.

Financial position
As at June 29, 2013, our total financial resources, including cash and cash equivalents, marketable securities, short-term deposits and restricted cash, amounted to $1,773 million and were comprised mainly of:

•	$1,583 million of cash and cash equivalents
•	$100 million invested in Aaa U.S. treasury bills,
•
$89 million invested in senior debt floating rate notes issued by primary financial institutions with a minimum Moody’s rating of Baa1; both the treasury bills and the Floating Rate Notes are reported at fair value, and

•	$1 million in short-term deposits.

As at June 29, 2013, the aggregate amount of our interest bearing loans and borrowings, including the current portion, was $964 million, which included:

•	$795 million in European Investment Bank loans (the “EIB Loans”),
•	$15 million in other long-term loans
•	$5 million in loans from other funding programs,
•	$4 million of finance leases liabilities,
•	$145 million of short-term borrowings lent by Ericsson to ST-Ericsson.

The EIB Loans represent three long-term amortizing credit facilities as part of R&D funding programs. The first, for R&D in France, was drawn in U.S. dollars from 2006 to 2008, for a total amount of $341 million, of which $126 million remained outstanding as of June 29, 2013. The second for R&D projects in Italy, was drawn in U.S. dollars in 2008 for a total amount of $380 million, of which $217 million remained outstanding as of June 29, 2013. The third, signed in 2010 as a €350 million multi-currency loan to support our industrial and R&D programs, was drawn in 2012 mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million. The fourth was signed in the first quarter of 2013, as a €350 million multicurrency loan which also supports our R&D programs; this line is currently undrawn. At June 29, 2013, the amounts available under the short-term lines of credit were unutilized.

STMicroelectronics • Semi Annual Report 2013	Report of the Managing Board 9

Together with Ericsson, we had a committed facility to ST-Ericsson, which was extended at various times and in December 2012 reached the level of $1.5 billion. In December 2012, the two parents forgave the entire facility. The parents have agreed to extend funding for the wind down of ST-Ericsson. As of June 29, 2013, the funding provided by each parent was $145 million.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly owned subsidiaries issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873% (“2013 Senior Bonds”).  The notes, which matured on March 17, 2013, were paying a coupon rate of the three-month Euribor plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity.  We repurchased a portion of our 2013 Senior Bonds:  (i) for the amount of $98 million in 2010 and (ii) for the amount of $107 million in 2011. The residual portion of the floating rate senior bonds outstanding was repaid on March 17, 2013 from available cash.

2.4.	Business and financial outlook for 2013

Macro trends remain uncertain but excluding ST-Ericsson, we have seen a progressive improvement in bookings in the second quarter, although, towards the end of the second quarter, we experienced a softening in the smartphone market also impacting our products.

We continue to expect the ramp of key products in MEMS, Automotive, Microcontrollers and Imaging in the second half of this year, which should lead to higher sequential revenue results for both the third and fourth quarters of this year.

In combination, we expect third quarter net revenues, excluding Wireless product line, to increase about 3.5% at the mid-point. Including Wireless product line, we expect overall revenues to be about flat sequentially at the mid-point of our guidance. We again expect significant reductions in our quarterly operating expenses and we are well aligned to achieve our net operating expenses target in the first quarter of 2014.

As we look ahead, we anticipate progressive improvement in our gross margin. First, with fab utilization at a more stable and optimal level we plan to continue to grow our business in our targeted growth drivers. Second, we are focused on better utilizing and optimizing our technology portfolio. Third, we are now in a position to more aggressively manage our product mix in order to prune lower margin products from our portfolio. To successfully achieve this, we will make gradual structural changes to our manufacturing footprint to ensure that it matches our needs, complemented by our foundry sourcing. As a result, we plan to gradually expand 8-inch capacity while winding down certain 6-inch manufacturing lines in Singapore and Catania, Italy and consolidate our back-end activities in China to Shenzhen.

Our policy is to modulate our capital spending according to the evolution of the semiconductor market.  Based on current visibility on demand, we anticipate our capex expenditure to be approximately $600 million in 2013, to be adjusted based on demand thereafter.  The most significant of our 2013 capital expenditure projects are expected to be:  (a) for our front-end facilities:  (i) in our 300-mm fab in Crolles, technology evolution to consolidate the capability for 20-nm processes and mix evolution to support the production ramp up of the most advanced technologies;  (ii) a few selective programs of mix evolution, mainly in the area of analog processes and imaging; and (iii) quality, safety, maintenance, and productivity and cost savings investments in both 150-mm and 200-mm front-end fabs; (b) for our back-end facilities, capital expenditures will mainly be dedicated to:  (i) capacity growth on certain package families, mainly in the area of microsystems, to sustain market demand; (ii)  modernization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) according to changes in demand.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization.  We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D.  We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities.  A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

STMicroelectronics • Semi Annual Report 2013	Report of the Managing Board 10

In support of our R&D activities, we recently signed with the French Government a new funding program called “Nano2017”, which will provide funding for our activities in the region of Grenoble, subject to regulatory approvals.

We intend to participate in further capital increases of up to €8 million in 3Sun.  In addition to that, in case of a negative evolution of the business, there may be a need to provide additional resources to 3Sun.

Furthermore, as a result of our exit from the ST-Ericsson joint venture, we expect total cash costs net of proceeds, including covering ST-Ericsson’s ongoing operations during the transition period and restructuring costs related to the ST-Ericsson wind-down, to be in the range of approximately $300 million to $350 million.

We expect our cash flow will be negative next quarter and we expect to have a positive cash flow in the fourth quarter based on current market visibility.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

This outlook is based on an assumed effective currency exchange rate of approximately $1.30 = €1.00 for the 2013 third quarter and includes the impact of existing hedging contracts.

2.5.	Other developments in 2013

On March 11, we announced that Mr. Didier Lamouche, Chief Operating Officer, whose operational role was suspended when he took the assignment as President and Chief Executive Officer at ST-Ericsson in December 2011, has decided to resign from the company effective March 31, 2013 to pursue other opportunities.

On March 11, we re-asserted our MEMS technology and patent leadership with the filing, by our U.S. subsidiary, STMicroelectronics, Inc., of a complaint with the United States International Trade Commission (ITC) requesting an investigation into the alleged infringement of five ST patents covering all of InvenSense, Inc.’s MEMS device offerings, as well as products from two of InvenSense’s customers, Black and Decker, Inc. and Roku, Inc. As part of the filing, we requested that the ITC issue an order excluding InvenSense’s infringing gyroscopes and accelerometers, as well its customers’ products that include those InvenSense devices, from importation into the United States.

On March 18, we and Ericsson announced an agreement to split up our joint venture, ST-Ericsson, that maximizes our respective future prospects and growth plans. The main steps agreed upon are the following:

•	Ericsson is taking on the design, development and sales of the LTE multimode thin modem products, including 2G, 3G and 4G multimode;
•
We are taking on the existing ST-Ericsson products, other than LTE multimode thin modems, and R&D design activities in France and Italy, which will be deployed to our product portfolio, as well as certain assembly and test facilities; and

•	The parent companies are starting the close down of the remaining parts of ST-Ericsson.

STMicroelectronics • Semi Annual Report 2013	Report of the Managing Board 11

The companies have announced that the formal transfer of the relevant parts of ST-Ericsson to the parent companies is expected to be completed during the third quarter of 2013, subject to regulatory approvals. They have proposed that Ericsson will assume approximately 1,800 employees and contractors, with the largest concentrations in Sweden, Germany, India and China and also proposed that we will assume approximately 950 employees, primarily in France and in Italy, to support ongoing business and new product development within ST. In addition, we signed with Ericsson funding commitment letters to the residual joint wind-down operations, and indemnity agreement to the ST-Ericsson directors and officers.  We and Ericsson will own equal shares of the residual ST-Ericsson wind-down scope since we are selling our controlling shares to them.  This will enable us to deconsolidate the ST-Ericsson residual scope.  This scope will be governed by a simplified shareholders’ agreement, for the purpose of winding down all subsidiaries in an orderly and cost-efficient manner, of performing post-closing break-up actions and transition services, and of selling residual patents and tangible assets.

The companies also announced that Mr. Carlo Ferro was appointed President and Chief Executive Officer of ST-Ericsson, effective April 1, succeeding Mr. Didier Lamouche. Mr. Ferro is leading the work in securing both the business continuity of ST-Ericsson and effective completion of the transition phase.

On March 26, we signed a new Euro 350 million loan agreement with the European Investment Bank (“EIB”). The facility, which has not yet been drawn by us, is also available in the US$ equivalent amount and has an option for disbursement until September 2014 with final maturity eight years after disbursement. This new facility supports our activities in R&D and innovation related to the design and realization of the next generation of technologies and electronic devices. Furthermore, on March 17, 2013, we repaid with available cash the residual outstanding 2013 Senior Bonds.

On April 22, we announced that our Supervisory Board has approved the Managing Board proposal to the forthcoming 2013 Annual General Meeting of Shareholders to resolve on the distribution of a cash dividend of US$0.10 for the second quarter, and of US$0.10 for the third quarter, per outstanding share of our common stock to be paid in June and September of 2013, respectively. The amount of the proposed second and third quarter of 2013 cash dividend is stable with respect to previous quarterly dividend distribution. In addition, upon the proposal of the Supervisory Board, the quarterly dividend distribution will be decided semi-annually instead of annually.

On April 22, we announced that Ms. Martine Verluyten has succeeded Mr. Tom de Waard as Chair of the Audit Committee of our Supervisory Board.

On April 26, we announced the main resolutions to be submitted for shareholder adoption at our Annual General Meeting of Shareholders which was held in Amsterdam, The Netherlands, on June 21, 2013. The main resolutions, proposed by the Supervisory Board, included:

•	The adoption of our 2012 Statutory Annual Accounts prepared in accordance with International Financial Reporting Standards (IFRS);
•	The distribution of a cash dividend of US$0.10 in the second quarter of 2013, and of US$0.10 in the third quarter of 2013, per common share, to be paid in June and September of 2013;
•
The appointment of Ms. Janet Davidson as a new member of the Supervisory Board for a three-year term, expiring at the 2016 Annual General Meeting of Shareholders, as a replacement for Mr. Raymond Bingham, whose mandate will expire.

•	The reappointment of Mr. Alessandro Ovi for a three-year term, expiring at the 2016 Annual General Meeting of Shareholders;
•	The amendment of the compensation scheme of the Supervisory Board;
•	The approval of a new four-year Unvested Stock Award Plan for Management and Key Employees.

On May 21, we announced our leadership of Places2Be, a 3-year, €360M advanced-technology pilot-line project with the participation of 18 other leading European companies and academic institutions to support the industrialization of Fully-Depleted Silicon-On-Insulator (FD-SOI) microelectronics technology.  Places2Be (“Pilot Lines for Advanced CMOS Enhanced by SOI in 2x nodes, Built in Europe”) aims to support the deployment of an FD-SOI pilot line at 28nm and the subsequent node, as well as a dual source that will enable volume manufacturing in Europe. Places2Be will drive the creation of a European microelectronics design ecosystem using this FD-SOI platform and explore the path towards the next step for this technology (14/10nm).

STMicroelectronics • Semi Annual Report 2013	Report of the Managing Board 12

On May 22, we announced that Jean-Marc Chery, Executive Vice President, was appointed General Manager of the Embedded Processing Solutions Segment, a new position, and Vice-Chairman of the Corporate Strategic Committee where he has been a Member since 2008. We also announced the appointments of Claude Dardanne, Executive Vice President and General Manager of Microcontroller, Memory & Secure MCU, and Benedetto Vigna, Executive Vice President and General Manager of Analog, MEMS and Sensors, as Members of the Corporate Strategic Committee.  The Sense & Power and Automotive products Segment is led by our President and Chief Executive Officer, Carlo Bozotti.

On May 28, we announced that ST-Ericsson has sold the assets and intellectual property rights associated with its mobile connectivity Global Navigation Satellite System business to a leading semiconductor company.  The sale of these assets represented another step in the execution of ST-Ericsson’ shareholders announcement of March 18, 2013.  In addition to the assets and intellectual property rights associated with this business, a world class team of 130 industry veterans located in Daventry (UK), Bangalore (India) and Singapore are anticipated to join the buyer at closing of the transaction.  The closing of the transaction was completed in August 2013. ST-Ericsson estimates the proceeds from the sale, combined with the avoidance of employee restructuring charges and other related restructuring costs, will reduce the joint venture’s cash needs by approximately $90 million.

On June 17, we announced that we had signed a comprehensive agreement with Rambus Inc. expanding existing licenses between the two Companies, settling all outstanding claims, and committing both organizations to explore additional opportunities for collaboration. The multifaceted agreement gives Rambus access to our Fully-Depleted Silicon On Insulator (FD-SOI) process-technology design environment while giving us secured license terms from the Cryptography Research, Inc. (CRI) division of Rambus that makes it possible for us to expand deployment of security technology for banking, identity, PayTV, video gaming, smartphones, and government, across a wider range of products.

Our Annual General Meeting of Shareholders was held on June 21, 2013 in Amsterdam and the following decisions were adopted by our shareholders’ meeting:

•	The adoption of our 2012 Statutory Annual Accounts prepared in accordance with International Financial Reporting Standards (IFRS);
•	The distribution of a semi-annual cash dividend of US$0.10 in the second quarter of 2013, and of US$0.10 in the third quarter of 2013, per common share, to be paid in June and September of 2013;
•
The appointment of Ms. Janet Davidson as a new member of the Supervisory Board for a three year term, expiring at the 2016 Annual General Meeting of Shareholders, as a replacement for Mr. Raymond Bingham, whose mandate has expired;

•	The reappointment of Mr. Alessandro Ovi as member of the Supervisory Board for a three-year term, expiring at the 2016 Annual General Meeting of Shareholders;
•	The amendment of the compensation scheme of the Supervisory Board; and
•	The approval of a new four-year Unvested Stock Award Plan for Management and Key Employees.

On July 22, we announced a key frame agreement with the French government for the “Nano2017” program which supports our proprietary R&D activities for CMOS derivative technology.  This program will strengthen our leadership in key technologies: FD-SOI for logic, next-generation imaging and next-generation embedded non-volatile memories for microcontrollers.

On August 5, 2013 we announced that Carlo Ferro, President and CEO of ST-Ericsson, will resume his position of Chief Financial Officer of ST while taking on additional responsibilities. In addition to the CFO role, Ferro will be responsible for legal, central operation planning, procurement, IT and investor relations. He will also remain President and CEO of ST-Ericsson, the 50:50 joint venture between ST and Ericsson, through the wind-down of the company. Ferro has been ST’s CFO for nine years since May 2003 until March 2012, when he was temporarily assigned to ST-Ericsson. Mario Arlati, the ST’s CFO over the past eighteen months, will now be responsible for Strategies and Business Management in the Sense & Power and Automotive segment, reporting to the President and CEO Carlo Bozotti.

STMicroelectronics • Semi Annual Report 2013	Report of the Managing Board 13

On August 5, 2013 we announced the closing of the transaction for the split up of ST-Ericsson. This follows the announcement the Companies made on March 18, 2013 on the chosen strategic option for the future of the joint venture. Effective August 2, 2013 Ericsson has taken on the design, development and sales of the LTE multimode thin modem solutions, including 2G, 3G and 4G interoperability. In total, approximately 1,800 employees and contractors have joined Ericsson. ST has taken on the existing ST-Ericsson products, other than LTE multimode thin modems and the GNSS (Global Navigation Satellite System) connectivity solution sold to a third party, and related business as well as certain assembly and test facilities. In total, approximately 1,000 employees have joined STMicroelectronics. As previously communicated, Ericsson and ST have taken the expenses and the margin of their respective activities since March 2, 2013. The close down of the remaining parts of ST-Ericsson has started and both parents are assuming equal funding of the wind-down activities. We estimate that our total cash costs net of proceeds from beginning 2013 through the end of the joint venture, including the covering of ST-Ericsson’s ongoing operations during the transition period and the restructuring costs related to the exit from the joint venture, will be in the range of approximately $300 million to $350 million.

2.6.	Related party transactions

Please refer to Note 3.6.18 of the Unaudited Semi-Annual Financial Statements.

2.7.	Financial Risk Management

The Group is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures. See note 3.6.9 of the Semi-Annual Financial Statements for further information.

Risk management is carried out by a central treasury department (Corporate Treasury) reporting to the Chief Executive Officer. Simultaneously, a Treasury Committee, chaired by the CFO and comprised of CVP Corporate Treasury, CVP Corporate Control, ST NV, Central and Northern Europe Controller and Treasury Controller steers treasury activities and ensures compliance with corporate policies approved by the Supervisory Board. Treasury activities are thus regulated by the Group’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. The majority of cash and cash equivalent is held in U.S. dollars and Euro and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities.

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro and the Singapore dollar. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries.

STMicroelectronics • Semi Annual Report 2013	Report of the Managing Board 14

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt-to-equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities.

2.8.	Business risk information

Some of the statements contained in this report that are not historical facts are statements of future expectations that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to among factors:

●	uncertain macro-economic and industry trends;

●	customer demand and acceptance for the products which we design, manufacture and sell;

●
unanticipated events or circumstances which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs which benefit from public funding;

●	the loading and the manufacturing performances of our production facilities;

●	the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;

●	variations in the foreign exchange markets and, more particularly, in the rate of the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

STMicroelectronics • Semi Annual Report 2013	Report of the Managing Board 15

●	the impact of IP claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

●	restructuring charges and associated cost savings that differ in amount or timing from our estimates;

●
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

●	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

●	natural events such as severe weather, earthquakes, tsunami, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

●
changes in economic, social, political or infrastructure conditions in the locations where we, our customers or our suppliers operate including as a result of macro-economic or regional events, military conflict, social unrest or terrorist activities;

●	no guarantee that our development activities will translate into revenue; consequently we might be required to decrease the level of capitalization or increase the level of amortization; and

●	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operation.

This report of the Managing Board is dated August 20, 2013.

STMicroelectronics • Semi Annual Report 2013	Report of the Managing Board 16

3.	Interim Condensed Consolidated financial statements (“Semi Annual Financial Statements”)

The Semi Annual Financial Statements of STMicroelectronics N.V. and its subsidiaries (“the Group”) for the six months ended June 29, 2013, as presented by the Managing Board, have not been audited nor reviewed by an external auditor.

3.1.	Consolidated income statement

		(unaudited)
		Six-month period ended
In millions of USD, except per share amounts	Notes	June 29, 2013	June 30, 2012*
Sales		4,037	4,150
Other revenues		18	15
Total revenues	3.6.5	4,055	4,165
Cost of sales	3.6.15	(2,933)	(2,993)
Gross profit		1,122	1,172
Selling, general and administrative	3.6.15	(607)	(602)
Research and development	3.6.15	(896)	(1,007)
Other income	3.6.16	26	51
Other expenses	3.6.16	(21)	(22)
Operating profit (loss)		(376)	(408)
Finance income		16	8
Finance costs		(19)	(27)
Loss on convertible debt repurchase		-	(23)
Share of losses of associates and jointly controlled entities	3.6.6	(103)	(9)
Profit (loss) before income tax		(482)	(459)
Income tax benefit (expense)		47	(10)
Net result		(435)	(469)
Attributable to:
The equity holders of the parent		(282)	(144)
Non-controlling interests		(153)	(325)
Net result		(435)	(469)

Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	3.6.17	(0.32)	(0.16)
Earnings per share (Diluted)	3.6.17	(0.32)	(0.16)
* The 2012 figures have been restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013. See 3.6.3. Significant accounting policies for more details.

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 17

3.2.	Consolidated statement of comprehensive income

	(unaudited)
	Six-month period ended
In millions of USD	June 29, 2013	June 30, 2012*
Net result	(435)	(469)

Other comprehensive income (loss):
Exchange differences on translation of foreign operations	(27)	(90)

Share of other comprehensive income of associates and jointly controlled entities	-	(1)

Cash flow hedges	(12)	6
Income tax effect	1	(2)
Net movement on cash flow hedges	(11)	4

Gain / (loss) on available-for-sale financial assets	1	4
Income tax effect	-	-
Net Gain / (loss) on available-for-sale financial assets	1	4
Remeasurement of employee benefit obligations	26	(75)
Income tax effect	(7)	22
Remeasurement of employee benefit obligations, net of tax	19	(53)

Other comprehensive income (loss), net of tax	(18)	(136)

Total comprehensive income (loss), net of tax	(453)	(605)
Attributable to:
The equity holders of the parent	(300)	(275)
Non-controlling interests	(153)	(330)
Total comprehensive income (loss), net of tax	(453)	(605)
* The 2012 figures have been restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013. See 3.6.3. Significant accounting policies for more details.

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 18

3.3.	Consolidated statement of financial position

In millions of USD	Notes	June 29, 2013 (unaudited)	December 31, 2012*
Assets
Non-current assets
Property, plant and equipment	3.6.7	3,281	3,487
Goodwill	3.6.8	101	105
Intangible assets	3.6.7	1,260	1,203
Investments in associates and jointly controlled entities	3.6.6	17	106
Other non-current financial assets	3.6.9.1	30	33
Deferred tax assets		602	551
Other non-current assets		494	542
Total non-current assets		5,785	6,027
Current assets
Inventories	3.6.10	1,336	1,353
Trade accounts receivable		1,118	1,005
Other current financial assets	3.6.9.1	203	280
Other receivable and assets		553	483
Cash and cash equivalents	3.6.11	1,583	2,250
Total current assets		4,793	5,371
Assets held for sale		28	-
Total assets		10,606	11,398
Equity
Equity attributable to the equity holders of the parent		6,755	7,224
Non-controlling interests		(229)	(76)
Total equity	3.6.13	6,526	7,148
Non-current liabilities
Interest-bearing loans and borrowings	3.6.9.3	651	671
Employee benefits		526	542
Deferred tax liabilities		144	189
Non-current provisions		229	206
Other non-current liabilities		75	89
Total non-current liabilities		1,625	1,697
Current liabilities
Interest-bearing loans and borrowings – current portion	3.6.9.3	313	629
Trade accounts payable		985	797
Other payables and accrued liabilities		417	409
Employee benefits – current portion		522	544
Current provisions		147	112
Other current financial liabilities	3.6.9.2	12	1
Income tax payable		59	61
Total current liabilities		2,455	2,553
Total equity and liabilities		10,606	11,398
* The 2012 figures have been restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013. See 3.6.3. Significant accounting policies for more details.

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 19

3.4.	Consolidated statement of changes in equity

For the six-month period ended June 29, 2013

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity
As at January 1, 2013	1,156	2,433	(239)	1,220	2,654	7,224	(76)	7,148
Net result	-	-	-	-	(282)	(282)	(153)	(435)
Other comprehensive income, net of tax	-	-	-	(18)	-	(18)	-	(18)
Total comprehensive income	-	-	-	(18)	(282)	(300)	(153)	(453)
Employee share award scheme, net of tax	-	-	26	9	(26)	9	-	9
Dividends	-	-	-	-	(178)	(178)	-	(178)
As at June 29, 2013 (unaudited)	1,156	2,433	(213)	1,211	2,168	6,755	(229)	6,526
The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 20

For the six-month period ended June 30, 2012*

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity
As at January 1, 2012	1,156	2,433	(271)	1,360	4,029	8,707	450	9,157
Net result	-	-	-	-	(144)	(144)	(325)	(469)
Other comprehensive income, net of tax	-	-	-	(131)	-	(131)	(5)	(136)
Total comprehensive income	-	-	-	(131)	(144)	(275)	(330)	(605)
Employee share award scheme, net of tax	-	-	24	3	(24)	3	-	3
Share conversion option of 2016 Convertible Bonds	-	-	-	(208)	204	(4)	-	(4)
Dividends	-	-	-	-	(354)	(354)	-	(354)
As at June 30, 2012 (unaudited)	1,156	2,433	(247)	1,024	3,711	8,077	120	8,197
* The 2012 figures have been restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013. See 3.6.3. Significant accounting policies for more details.

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 21

3.5.	Consolidated statement of cash flows

		(unaudited)
		Six-month period ended
In millions of USD	Note	June 29, 2013	June 30, 2012
Cash flows from operating activities
Cash generated from operations	3.6.12	282	555
Interests paid		(8)	(13)
Income tax paid		(8)	(44)
Net cash from operating activities		266	498
Cash flows from investing activities
Payments for purchases of tangible assets		(233)	(209)
Proceeds from sale of tangible assets		2	14
Payments for purchases of available-for-sale financial assets		-	(150)
Proceeds from sale of available-for-sale financial assets		50	305
Proceeds from settlement of non-current available-for-sale financial assets		-	-
Investments in intangible and financial assets		(246)	(345)
Proceeds from sale of intangible and financial assets		-	14
Release of restricted cash		3	3
Payments for business combinations, net of cash and cash equivalents received		-	-
Interests received		12	10
Net cash used in investing activities		(412)	(358)
Cash flows from financing activities
Proceeds from interest-bearing loans and borrowings		150	233
Repurchase of issued debt		(455)	(219)
Repayment of interest-bearing loans and borrowings		(23)	(22)
Dividends paid to equity holders of the parent Company		(164)	(177)
Decrease in short-term facilities		-	(6)
Payment for other financing activities		(1)	(14)
Net cash used in financing activities		(493)	(205)
Effect of changes in exchange rates		(28)	(41)
Net cash increase (decrease)		(667)	(106)
Cash and cash equivalents at the beginning of the period		2,250	1,912
Cash and cash equivalents at the end of the period		1,583	1,806
The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 22

3.6.	Notes to the consolidated financial statements

3.6.1.	Corporate information

STMicroelectronics N.V. (the “Company”) is registered in the Netherlands with its corporate seat in Amsterdam, the Netherlands, and address at Schiphol Boulevard 265, 1118 BH Schiphol Airport, the Netherlands. Our headquarters and operational offices are managed through our wholly owned subsidiary STMicroelectronics International N.V. and are located at 39 Chemin du Champ-des-Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.

STMicroelectronics N.V. and its subsidiaries (together “the Group”) are a global independent semiconductor group that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Group offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Group has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

STMicroelectronics N.V. is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

These unaudited Semi-Annual Financial Statements have been approved on August 20, 2013 for issue by the Supervisory Board.

3.6.2.	Basis of preparation

These unaudited Semi-Annual Financial Statements for the six-month period ended June 29, 2013 have been prepared in accordance with IAS 34 Interim Financial Reporting, as adopted in the European Union.

The unaudited Semi-Annual Financial Statements do not include all the information and disclosures required in the annual financial statements. They should be read in conjunction with the annual financial statements for the year ended December 31, 2012, prepared in accordance with IFRS, as adopted in the European Union, filed with the AFM (Autoriteit Financiële Markten) on April 26, 2013 and approved by the shareholders at the Annual Shareholders’ Meeting on June 21, 2013.

3.6.3.	Significant accounting policies

The accounting policies adopted in the preparation of the Semi-Annual Financial Statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2012, except for the adoption of new Standards and amendments to Standards effective from January 1, 2013. The adoption of new standards and interpretations effective from January 1, 2013 were not relevant or did not have a material impact on the Group’s Semi-Annual Financial Statements except for:

IAS19 Employee Benefits: The Group applied the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013. The principal consequence is that IAS 19R prohibits the delayed recognition of actuarial gains and losses for post-employment pension plans. As required by the new standard, the Group’s consolidated financial statements have been retrospectively restated to reflect the changes. The impact of these restatements resulted in an opening balance sheet adjustment as of January 1, 2012 due to the recognition of all unrecognized items (actuarial gains and losses and past service cost for $147 million) in retained earnings ($115 million net of taxes); a decrease of the pensions and other long-term benefits expense by $14 million ($12 million after tax) in the first half of 2012 ($28 million for the full year ($22 million after tax)); and an adjustment of $75 million recorded in other comprehensive income ($53 million net of taxes) in 2012. Consequently, the restated employee benefits liabilities amount to $1,086 million as of December 31, 2012 while it amounted to $892 million according to the previous standard.

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 23

In 2013, the impact of the increase in discount rates resulted in a decrease of other comprehensive income by $32 million ($24 million net of taxes).

Standards issued but not yet effective

IFRS 10 Consolidated Financial Statements: IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The standard was endorsed by the European Union in 2012, with effective date January 1, 2014. Early adoption is permitted. The Group has decided to adopt the new standard as at January 1, 2014, and is currently assessing IFRS 10’s full impact.

IFRS 12 Disclosure of Involvement with Other Entities: IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. The standard was endorsed by the European Union in 2012, with effective date January 1, 2014. Early adoption is permitted. The Group has decided to adopt the new standard as at January 1, 2014. The amendments affect disclosures only and will therefore have no impact on the Group’s financial position or performance.

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year.

3.6.4.	Estimates

The preparation of the Semi-Annual Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these Semi-Annual Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated Financial Statements for the year ended December 31, 2012, with the exception of changes in estimates and assumptions that are required in determining the provision for income taxes and  in performing the goodwill impairment testing.

3.6.5.	Operating segment information

The Group operates in two business areas:  Semiconductors and Subsystems.

In the Semiconductors business area, the Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.  In addition, the Group further participates in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 24

In the Subsystems business area, the Group designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment.  Based on its immateriality to the business as a whole, the Subsystems business area does not meet the requirements for a reportable segment.  All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

As of January 1, 2013, the Group changed the segment organization structure.  The current organization is as follows:

•	Sense & Power and Automotive Products (SPA), including:
o	Automotive (APG);
o	Industrial & Power Discrete (IPD);
o	Analog & MEMS (AMS);
o	Other SPA; and

•	Embedded Processing Solutions (EPS), comprised of:
o	Digital Convergence Group (DCG);
o	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP);
o	Microcontrollers, Memory & Security (MMS);
o	Wireless (WPS);
o	Other EPS.

In 2013, the Group revised its results from prior periods in accordance with the new segment structure. The preparation of segment information based on the current segment structure requires management to make estimates, assumptions and judgments in determining the operating profit (loss) of the segments for the prior reporting periods. The Group believes that the restated 2012 presentation is consistent with 2013 and is using these comparatives when managing its segments.

The Group’s principal investment and resource allocation decisions in the Semiconductor Business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area.

The following tables present the Group’s consolidated net revenues and consolidated operating profit (loss) by semiconductor product segment. For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. In compliance with the Group’s internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, phase-out and start-up costs of certain manufacturing facilities, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is not identified as part of the inventory variation as well as the unused capacity charges; therefore it cannot be isolated in the costs of goods sold.

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 25

	(unaudited)
	Six-month period ended
In millions of USD	June 29, 2013	June 30, 2012
Sense & Power and Automotive Products (SPA)	2,337	2,263
Embedded Processing Solutions (EPS)	1,692	1,882
Others1	26	20
Total consolidated net revenues	4,055	4,165

	(unaudited)
	Six-month period ended
In millions of USD	June 29, 2013	June 30, 2012
Net revenues by product line:
Automotive (APG)	801	795
Industrial & Power Discrete (IPD)	896	869
Analog & MEMS (AMS)	640	599
Sense & Power and Automotive Products (SPA)	2,337	2,263
Digital Convergence Group (DCG)	413	437
Imaging, BI-CMOS ASIC and Silicon Photonics (IBP)	191	252
Microcontrollers, Memory & Security (MMS)	651	558
Wireless (WPS)	436	635
Other EPS	1	-
Embedded Processing Solutions (EPS)	1,692	1,882
Others	26	20
Total consolidated net revenues	4,055	4,165

1 “Others” includes revenues from the sales of Subsystems and sales of materials and other products not allocated to product segments.

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 26

	(unaudited)
	Six-month period ended
In millions of USD	June 29, 2013	June 30, 2012
Net Revenues by Location of Shipment: 2
EMEA	1,006	1,048
Americas	626	621
Greater China-South Asia	1,632	1,738
Japan-Korea	791	758
Total	4,055	4,165

Net operating profit (loss) by product segment and reconciliation to operating profit (loss) are as follows:

	(unaudited)
	Six-month period ended
In millions of USD	June 29, 2013	June 30, 2012*
Sense & Power and Automotive Products (SPA)	99	190
Embedded Processing Solutions (EPS)	(316)	(527)
Sub-total operating profit (loss) of products segments	(217)	(337)
Unused capacity charges	(26)	(87)
Impairment, restructuring charges and other related closure costs	(144)	(74)
Strategic and other research and development programs	(10)	(5)
Other non-allocated provisions 3	9	(2)
Sub-total operating loss Others	(171)	(168)
Adjustments related to past business combinations	-	(19)
Net impact of capitalized development costs	20	76
Derivative instruments not designated as hedge instruments under IFRS	(10)	15
IAS 19R adjustment on defined benefit plans	5	14
Other non-allocated expenses and IFRS adjustments impact	(3)	11
Sub-total IFRS adjustments impact on operating profit (loss)	12	97
Total operating profit (loss)	(376)	(408)
* The 2012 figures have been restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013. See 3.6.3. Significant accounting policies for more details.

2 Net revenues by location of shipment are classified by location of customer invoiced.  For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues.  Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

3 Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 27

3.6.6.	Investments in associates and jointly controlled entities

Investments in associates and jointly controlled entities as at June 29, 2013 and December 31, 2012 were as follows:

	(unaudited) June 29, 2013		December 31, 2012
In millions of USD	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson AT Holding (“JVD”)	4	49.0%	9	49.0%
3Sun Srl	8	33.3%	91	33.3%
MicroOLED SAS	5	39.6%	6	39.6%
Total	17		106

3Sun Srl (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Group for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Group exercises joint-control over 3Sun and consequently accounts for its investment in 3Sun under the equity method.

In the first half of 2013, the Group participated for €9.9 million in 3Sun’s capital increase. Taking into consideration the latest business developments, the generated losses and its current financial situation, 3Sun recorded in the second quarter of 2013 an impairment charge of €159 million on top of its operating losses. The Group decreased its equity investment in 3Sun by $69 million for the impairment. The line “Share of losses of associates and jointly controlled entities” in the Group’s consolidated income statement included a charge of $96 million related to 3Sun. The Group’s current maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity-method investment that amounted to $8 million and a shareholder’s loan amounting to $28 million as at June 29, 2013, and under certain conditions to participate to a share capital increase up to EUR 8 million.

ST-Ericsson AT SA (“JVD”)

On February 3, 2009, the Group announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Group received an interest in ST-Ericsson AT Holding AG that was valued at $99 million. In 2010, ST-Ericsson AT Holding AG was merged into ST-Ericsson AT SA. JVD, in which the Group owns 50% less a controlling share held by Ericsson, is the parent company of a group of entities that perform fundamental R&D activities for the ST-Ericsson venture. The Group has a significant influence and therefore accounts for JVD under the equity method.

On August 5, 2013 the Group announced the closing of the transaction for the break-up of ST-Ericsson. This follows the announcement the Group made on March 18, 2013 on the chosen strategic option for the future of the joint venture.

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 28

The following table illustrates summarized financial information of the Group’s investment in JVD:

In millions of USD	(unaudited) June 29, 2013	December 31, 2012
Share of JVD’s unaudited IFRS statement of financial position:
Non-current assets	21	21
Current assets	25	29
Equity	2	8
Non-current liabilities	10	9
Current liabilities	34	34

Revenue	52	112
Profits	(5)	(3)
Carrying amount of the investment	4	9
Initial value of investment	99	99
Cumulated share of profit or loss	(13)	(8)

3.6.7.	Property, plant and equipment and intangible assets

Changes in the net carrying amount of property, plant and equipment and intangible assets are detailed as follows:

In millions of USD	Property, plant and equipment	Intangible assets
Net book value as at January 1, 2013	3,487	1,203
Additions	276	279
Disposals	(6)	-
Reclassification to AHFS	(24)	-
Impairment / Fair value	(2)	(47)
Amortization / Depreciation expense	(431)	(174)
Foreign currency translation	(19)	(1)
Net book value as at June 29, 2013 (unaudited)	3,281	1,260

The Group has commitments to purchase property, plant and equipment after the end of the interim period in the amount of $225 million.

3.6.8.	Goodwill

Goodwill split by operating segment are as follows:

In millions of USD	Sense & Power and Automotive (SPA)	Embedded Processing Solutions (EPS)	Others	Total
As at January 1, 2013	15	86	4	105
Assets held for sale	-	-	(4)	(4)
Foreign currency translation	-	-	-	-
As at June 29, 2013 (unaudited)	15	86	-	101

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 29

As at June 29, 2013, the gross value of goodwill was $988 million (2012: $993 million) and the accumulated impairment was $887 million (2012: $888 million).

3.6.9.	Other financial assets and financial liabilities

3.6.9.1.	Other financial assets

In millions of USD	(unaudited) June 29, 2013	December 31, 2012
Other financial assets (including derivatives)
Other financial assets
Available-for-sale investments – quoted debt and equity securities	199	248
Available-for-sale investments – unquoted equity securities	13	13
Restricted cash	-	4
Short-term deposits	1	1
Other	6	6
Total other financial assets	219	272
Current	189	239
Non-current	30	33
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	5	10
Currency collars	1	5
Derivatives not designated as hedges (held for trading)
Veredus buy-out option	-	5
Currency collars	2	3
Foreign exchange forward contracts	6	18
Total derivatives financial instruments	14	41
Current	14	41
Non-current	-	-
Total other financial assets (including derivatives)	233	313
Total current	203	280
Total non-current	30	33

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 30

Movements in other financial assets (excluding derivatives) recorded in the first half of 2013 are summarized as follows:

In millions of USD	Jan 1, 2013	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase	Sale / Settlement	Foreign exchange result recognized in OCI*	(unaudited) June 29, 2013
Government bonds issued by the U.S. Treasury	150	-	-	-	(50)	-	100
Senior debt floating rate notes issued by financial institutions	88	1	-	-	-	-	89
Quoted equity instruments	10	-	-	-	-	-	10
Sub-total Available-for-sale investments – quoted debt and equity securities	248	1	-	-	(50)	-	199
Available-for-sale investments – unquoted equity securities	13	-	-	-	-	-	13
Restricted cash	4	-	-	-	(4)	-	-
Short-term deposits	1	-	-	-	-	-	1
Other current financial assets	6	-	-	-	-	-	6
Total other financial assets (excluding derivatives)	272	1	-		(54)		219
*OCI: Other comprehensive income

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 31

Available-for-sale investments – quoted debt and equity securities

The change in fair value of the $100 million government bonds classified as available-for-sale was not material as at June 29, 2013. The Group estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy. The duration of the government bonds portfolio is less than 1 month on average and the bonds are rated Aaa by Moody’s.

Out of the three investment positions in floating-rate notes, one security is in an unrealized loss position, which has been considered as temporary. For all investments, the Group expects to recover the debt securities’ entire amortized cost basis. Since the duration of the portfolio is 0.5 years on average and the securities have a minimum Moody’s rating of Baa1, the Group expects the value of the securities to return to par as the final maturity is approaching; as such, no credit loss has been identified on these instruments. As a result, the change in fair value is recognized as other comprehensive income in the available-for-sale reserve on these financial assets. The Group estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy.

3.6.9.2.	Other financial liabilities

In millions of USD	(unaudited) June 29, 2013	December 31, 2012
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	4	-
Currency collars	1	-
Derivatives not designated as hedges
Foreign exchange forward contracts	7	1
Currency collars	-	-
Total other financial liabilities (including derivatives)	12	1
Total current	12	1
Total non-current	-	-

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 32

3.6.9.3.	Interest-bearing loans and borrowings

In millions of USD	(unaudited) June 29, 2013	December 31, 2012
Bank overdraft	-	-
ST-Ericsson’s parent financing	145	-
Funding program loans with European Investment Bank
0.29% (w.a.*), due 2014, floating interest rate at LIBOR + 0.017%	40	40
0.30% (w.a.*), due 2015, floating interest rate at LIBOR + 0.026%	28	28
0.33% (w.a.*), due 2016, floating interest rate at LIBOR + 0.052%	58	77
0.59% (w.a.*), due 2016, floating interest rate at LIBOR + 0.317%	103	103
0.49% (w.a.*), due 2016, floating interest rate at LIBOR + 0.213%	114	114
1.38% (w.a.*), due 2020, floating interest rate at LIBOR + 1.099%	100	100
1.23% (w.a.*), due 2020, floating interest rate at LIBOR + 0.956%	221	221
1.03% (w.a.*), due 2020, floating interest rate at Euribor + 0.817%	131	132
Other Funding program loans
0.53% (w.a.*), due 2013-2018, fixed interest rate	5	7
Other long-term loans
1.95% (weighted average), due 2017, fixed interest rate	11	12
0.87% (weighted average), due 2020, fixed interest rate	4	-
Finance leases
4.35% (w.a.*), due 2013-2017, fixed interest rate	4	4
Senior Bonds
Due 2013, floating interest rate Euribor + 0.40%	-	462
Total interest-bearing loans and borrowings	964	1,300
Total current	313	629
Total non-current	651	671
* Weighted average

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of Euro 500 million at an issue price of 99.873%. The notes, which matured on March 17, 2013, were paying a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In 2010, the Group repurchased 74 thousand bonds for a total cash consideration of $98 million. In 2011, the Group repurchased around 76 thousand bonds for a total cash consideration of $107 million. The repurchased bonds have been cancelled in accordance with their terms. The residual portion of the floating rate senior bonds outstanding was repaid on March 17, 2013 from available cash.

3.6.9.4.	Hedging activities and derivatives

Derivative instruments not designated as hedges

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries. The Group enters into currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 33

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses through the use of currency forward contracts and currency options, including collars. The Group also hedges certain Swedish krona-denominated forecasted transactions that cover at reporting date a large part of its future research and development expenses through the use of currency forward contracts. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

The main currencies covered are the Euro, the Singapore Dollar, the Japanese Yen, the Swiss Franc, the Swedish Krona, the British Pound and the Malaysian Ringgit.

Derivative instruments designated as cash flow hedges

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated and Singapore-Dollar-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions for manufacturing costs. The maximum length of time over which the Group hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

These derivative instruments are designated and qualified as cash flow hedges. They are reflected at their fair value in the consolidated statement of financial position. The gain or loss from the effective portion of the hedge is reported in the statement of comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

As at June 29, 2013, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-Dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	316	204
Currency collars	364	-

Interest rate risk

Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group’s interest rate risk arises mainly from long-term borrowings at fixed rates; currently there are no material fixed-rate liabilities. The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Group is invested in floating rate instruments, the Group’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 34

3.6.9.5.	Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of USD	(unaudited) June 29, 2013	December 31, 2012	(unaudited) June 29, 2013	December 31, 2012
Financial assets
Trade receivables	1,118	1,005	1,118	1,005
Other receivables and assets	553	483	553	483
Available for sale financial investments	212	261	212	261
Restricted cash	-	4	-	4
Other financial assets	21	48	21	48
Cash and cash equivalents	1,583	2,250	1,583	2,250
Financial liabilities
Interest-bearing loans and borrowings (including current portion)	964	1,300	964	1,300
Trade accounts payable	985	797	985	797
Other payables and accrued liabilities	417	409	417	409
Other current financial liabilities	12	1	12	1

The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:

●
For trade receivables, cash and cash equivalents, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

●	Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.
●	Available for sale financial investments:
o	The fair value of government bonds, quoted equity securities and floating rate notes is determined based upon quoted market prices for identical instruments.
o	The fair value of quoted equity securities is based on the quoted price per share adjusted to reflect any applicable restrictions.
o	The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third party financing or upon liquidation.
●	The fair value of restricted cash is its carrying amount.
●
The fair value of interest-bearing loans and borrowings is determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s borrowing rates for similar types of borrowing arrangements.

●	The fair value of derivatives instruments is determined based upon quoted market prices for similar instruments.

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 35

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
●	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at June 29, 2013, the Group held the following financial instruments measured at fair value:

In millions of USD	(unaudited) June 29, 2013	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Foreign exchange forward contracts	6	-	6	-
Currency collars	2	-	2	-
Other equity securities	6	6	-	-
Cash flow hedges
Foreign exchange forward contracts	5	-	5	-
Currency collars	1	-	1	-
Available-for-sale financial assets
Available-for-sale investments – quoted debt and equity securities	199	199	-	-
Available-for-sale investments – unquoted equity securities	13	-	-	13
Assets held for sale	28	-	17	11
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
Foreign exchange forward contracts	7	-	7	-
Cash flow hedges
Foreign exchange forward contracts	4	-	4	-
Currency collars	1	-	1	-

During the reporting period ending June 29, 2013, there was no transfer between Level 1 and Level 2 fair value measurements. Veredus buy-out option expired in the first half of 2013 was removed from the Level 3 fair value measurements.

For assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2013 and June 29, 2013 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2013	18
Assets held for sale	11
Expiration of Veredus buy-out option	(5)
Sale of unquoted equity securities	-
As at June 29, 2013 (unaudited)	24
Amount of total losses included in the 2013 income statement attributable to assets still held at the reporting date	-

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 36

3.6.10.	Inventories

Inventories consisted of the following:

In millions of USD	(unaudited) June 29, 2013	December 31, 2012
Raw materials	77	78
Work-in-process	861	941
Finished products	398	334
Total	1,336	1,353

3.6.11.	Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	(unaudited) June 29, 2013	December 31, 2012
Cash at bank and in hand	371	235
Money market deposits with banks	1,212	2,015
Total	1,583	2,250

3.6.12.	Cash generated from operations

Cash generated from operations is detailed as follows:

	(unaudited)
In millions of USD	June 29, 2013	June 30, 2012
Net result	(435)	(469)
Depreciation and amortization	598	749
Loss on convertible debt repurchase	-	23
(Gain) loss on financial instruments	5	-
Share-based compensation	9	3
Other non-cash items	(2)	(70)
Deferred income tax	(111)	(65)
Share of loss of associates, impairments or reversal of impairments on investments in associates	102	9
Impairment, restructuring and other related closure costs	78	43
Trade receivables, net	(123)	(31)
Inventories, net	12	25
Trade payables	103	285
Other assets and liabilities net	46	53
Cash generated from operations	282	555

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 37

3.6.13.	Equity

3.6.13.1.	Outstanding shares

The authorized share capital of STMicroelectronics is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at June 29, 2013, the number of common shares issued was 910,622,305 shares (December 31, 2012: 910,559,805 shares).

As at June 29, 2013, the number of common shares outstanding was 890,459,183 shares (December 31, 2012: 887,953,202 shares).

3.6.13.2.	Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

On January 22, 2007, an option agreement was concluded between the Company and Stichting Continuïteit ST (the “Foundation”). This option agreement provides for the issuance of 540,000,000 preference shares. Any such shares should be issued by the Company to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions considered hostile by the Managing Board and the Supervisory Board, such as a creeping acquisition (in such case up to 30% minus one share of the Company’s issued and outstanding share capital) or an offer on the Company’s common shares, which are unsupported by the Managing Board and the Supervisory Board and which the board of the Foundation determines would be contrary to the Company’s interests, its shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years. There was no preference share issued as of June 29, 2013. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by the Managing Board and the Supervisory Board, as described above, occur and which the board of the Foundation determines to be contrary to the Company’s interests and its shareholders and other stakeholders.

3.6.13.3.	Treasury shares

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares. As of June 29, 2013, 22,757,098 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 2,443,481 in the first half of 2013.

As of June 29, 2013, the Company owned a number of treasury shares equivalent to 20,163,122.

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 38

3.6.13.4.	Other reserves

Other reserves include the following components as at June 29, 2013:

In millions of USD	2016 Share conversion option reserve	Share-based compensation reserve	Available-for-sale (AFS) reserve	Cash Flow Hedge (CFH) reserve	Employee benefit plan reserve	Foreign currency translation reserve	Share of OCI of associates and jointly controlled entities	Total other reserves*
As at January 1, 2012	208	495	(7)	(31)	(97)	795	(3)	1,360
Repurchase of 2016 convertible bonds	(4)	-	-	-	-	-	-	(4)
Reclassification to retained earnings	(204)	-	-	-	-	-	-	(204)
Share-based compensation expense for the year	-	3	-	-	-	-	-	3
Net movement recognized in the statement of comprehensive income	-	-	4	4	(52)	(86)	(1)	(131)
As at June 30, 2012	-	498	(3)	(27)	(149)	709	(4)	1,024
As at January 1, 2013	-	505	(1)	9	(149)	859	(3)	1,220
Reclassification to retained earnings	-	-	-	-	-	-	-	-
Share-based compensation expense for the year	-	9	-	-	-	-	-	9
Net movement recognized in the statement of comprehensive income	-	-	1	(11)	19	(27)	-	(18)
As at June 29, 2013	-	514	-	(2)	(130)	832	(3)	1,211
* The 2012 figures have been restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013. See 3.6.3. Significant accounting policies for more details.

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 39

2016 Share conversion option: The 2016 Share conversion option reserve was used to recognize the equity component of the 2016 Convertible bond.

Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration.

Available-for-sale (AFS) reserve: This reserve records fair value changes on available-for-sale financial assets.

Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship incurred as at the reporting date.

Employee benefit plan reserve: The employee benefit plan reserve is used to recognize the actuarial gains and losses and past service cost of post employment pension plans.

Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share of OCI of associates and jointly controlled entities: This reserve records the share of other comprehensive income of associates or jointly controlled entities.

3.6.13.5.	Dividends

The Annual General Meeting of Shareholders held on May 30, 2012, authorized the distribution of a cash dividend of $0.40 per common share, amounting to approximately $355 million, to be paid in four equal installments. Through December 31, 2012, three installments were paid for an amount of $266 million including withholding tax. The remaining $0.10 per share cash dividend totaled $89 million and was paid in the first quarter of 2013.

The Annual General Meeting of Shareholders held on June 21, 2013 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the second quarter of 2013 and $0.10 in the third quarter of 2013, to be paid in June and September of 2013, respectively. The first payment for Euronext Paris and Borsa Italiana, amounting to $75 million, was executed in the second quarter of 2013. The first payment for the New York Stock Exchange executed in July 2013 and the $0.10 per share cash dividend to be paid in September both totaled $94 million and were reported in “Other payables and accrued liabilities” on the consolidated statement of financial position as at June 29, 2013.

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 40

3.6.14.	Provisions for restructuring

As at June 29, 2013, provisions for restructuring amounted to $153 million, of which $130 million was included in “Current provisions” in the consolidated statement of financial position. Movements during the first half of 2013 were as follows:

In millions of USD	STE exit	STE restructuring plans	$600-650M OPEX plan	Digital restructuring plan	Manufacturing restructuring plan	Other restructuring initiatives	Provisions for restructuring
As at January 1, 2013	8	62	-	6	3	9	88
Expenses recognized during the period	107	10	38	8	-	5	168
Unused provisions	(27)	(3)	-	-	-	-	(30)
Amounts paid	(13)	(45)	(7)	(5)	-	-	(70)
Currency translation effect	(1)	(1)	(1)	-	-	-	(3)
As at June 29, 2013 (unaudited)	74	23	30	9	3	14	153

On March 18, 2013, in connection with the planned transfer of parts of ST-Ericsson to the parent companies, ST-Ericsson announced a restructuring plan aiming at reducing its workforce by 1,600 employees worldwide. In the first half of 2013, the Group recorded $80 million restructuring charges, primarily related to employee termination benefits, net of an adjustment of $27 million resulting from a significant reduction of estimated restructured employees in Sweden compared to the first quarter of 2013, as part of the exit of ST-Ericsson.

Further to the announcement on December 10, 2012 to reduce the Group’s net operating expenses comprised of combined selling, general and administrative and research and development expenses, net of other income and expenses, to the level of $600 million to $650 million on a quarterly basis by the beginning of 2014, the Group committed restructuring actions in the first half of 2013. The Group recorded $38 million restructuring charges corresponding to employee termination benefits in the first half of 2013.

3.6.15.	Expenses by nature

Expenses recorded as cost of sales and research and development and selling, general and administrative are detailed as follows:

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 41

	(unaudited)
In millions of USD	June 29, 2013	June 30, 2012
Depreciation and amortization	598	749
Employee benefit expenses	1,767	1,644	*
Purchase of materials and subcontracting services	1,598	1,664
Changes in inventories	(12)	(24)
Transportation	61	66
Royalties and patents	69	59
Advertising costs	6	6
Other expenses	349	438
Total cost of sales, research and development, and selling, general and administrative	4,436	4,602

Employee benefit expenses are detailed as follows:

	(unaudited)
In millions of USD	June 29, 2013	June 30, 2012
Wages and salaries	1,280	1,202
Payroll taxes and other social contribution charges	399	369
Share-based compensation expense	9	3
Pensions and other long-term benefits expense	79	70	*
Total employee benefit expenses	1,767	1,644
Of which included in:
Cost of sales	649	605
Selling, general and administrative	420	377
Research and development	698	662
* Pensions and other long-term benefits expense have been restated by a $14 million income to reflect the adoption of revised IAS 19 on Employee Benefits.

3.6.16.	Other income / expenses

Other income consisted of the following:

	(unaudited)
In millions of USD	June 29, 2013	June 30, 2012
Research and development funding	20	42
Foreign exchange forward contracts and other currency derivatives	-	-
Net foreign exchange gain	4	1
Gain on sale of non-current assets	2	8
Total other income	26	51

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 42

Other expenses consisted of the following:

	(unaudited)
In millions of USD	June 29, 2013	June 30, 2012
Foreign exchange forward contracts and other currency derivatives	-	(6)
Patent costs	(16)	(16)
Other expenses	(5)	-
Total other expenses	(21)	(22)

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.

3.6.17.	Earnings per share

For the six-month period ended June 29, 2013 and July 30, 2012, earnings per share (“EPS”) were calculated as follows:

	(unaudited)
In millions of USD	June 29, 2013	June 30, 2012
Basic EPS
Net result attributable to the equity holder of the parent	(282)	(144)
Weighted average shares outstanding	888,486,189	885,527,601
Basic EPS	(0.32)	(0.16)
Diluted EPS
Net result	(282)	(144)
Convertible debt interest	-	-
Net result adjusted	(282)	(144)
Weighted average shares outstanding	888,486,189	885,527,601
Dilutive effect of stock options	-	-
Dilutive effect of non-vested shares	-	-
Dilutive effect of convertible debt	-	-
Number of shares used for diluted EPS	888,486,189	885,527,601
Diluted EPS	(0.32)	(0.16)

As of June 29, 2013, there were outstanding stock options exercisable into the equivalent of 8,497,311 common shares and the equivalent of 5,624 common shares outstanding for convertible debt.

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 43

3.6.18.	Related party

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	(unaudited)
In millions of USD	June 29, 2013	June 30, 2012
Sales and other services	104	110
Research and development expenses	(129)	(168)
Other purchases	(7)	(6)
Accounts receivable	20	50
Accounts payable	(36)	(46)

For the six-month period ended June 29, 2013 and June 30, 2012, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management or directors of the Group perform similar policymaking functions. These include, but are not limited to: ARM, Soitec, BESI, Adecco, Flextronics, Oracle and Technicolor. The related party transactions presented in the table above also include transactions between the Group and its associates and jointly controlled entities as described in Note 3.6.6. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions.

3.6.19.	Contingencies claims and legal proceedings

Contingencies

The Group is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when the Group believed that it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Group regularly re-evaluates claims to determine whether provisions need to be adjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

Claims and legal proceedings

The Group has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Group from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement.  The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to license patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

The Group is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 44

Litigation with Tessera

In 2006, Tessera initiated a patent infringement lawsuit against the Group and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California.  Tessera then filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against the Group and numerous other parties.  During the ITC proceedings, the District Court action was stayed. On May 20, 2009 the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired. The patents asserted by Tessera, which related to ball grid array packaging technology, expired in September 2010. The Court of Appeal subsequently affirmed the ITC’s decision and on November 28, 2011, the U.S. Supreme Court denied the defendants petition for review, and the ITC decision became final.

In January 2012, the District Court proceedings were revived in California. The Court has appointed a special master to advise it on technical issues whose report is expected by the end of the year. Trial is tentatively scheduled for August 25, 2014.

Litigation with Rambus

On December 1, 2010, Rambus Inc. filed a complaint with the ITC against the Group and numerous other parties, asserting that the Group engaged in unfair trade practices by importing certain semiconductor chips that include memory controllers and/or certain peripheral interface technologies such as SerDes, PCI Express, SATA and SAS that allegedly infringe certain patents owned by Rambus.  The complaint sought an exclusion order to bar importation into the United States of all accused semiconductor chips that infringe any claim of the asserted patents, as well as products of certain party customers incorporating the same. In June 2013, the Group and Rambus signed a comprehensive agreement settling and dismissing all litigation between them

Other Contingencies

The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of June 29, 2013, provisions for estimated probable losses with respect to legal proceedings were not considered material. The Group estimates possible losses on claims and legal proceedings to be between $30 to $50 million.

3.6.20.	Subsequent events

On August 5, 2013 we announced the closing of the transaction for the split up of ST-Ericsson. This follows the announcement the Companies made on March 18, 2013 on the chosen strategic option for the future of the joint venture. Effective August 2, 2013 Ericsson has taken on the design, development and sales of the LTE multimode thin modem solutions, including 2G, 3G and 4G interoperability. In total, approximately 1,800 employees and contractors have joined Ericsson. ST has taken on the existing ST-Ericsson products, other than LTE multimode thin modems, and the GNSS (Global Navigation Satellite System) connectivity solution sold to a third party, and related business as well as certain assembly and test facilities. In total, approximately 1,000 employees have joined STMicroelectronics. As previously communicated, Ericsson and ST have taken the expenses and the margin of their respective activities since March 2, 2013. The close down of the remaining parts of ST-Ericsson has started and both parents are assuming equal funding of the wind-down activities. We estimate that our total cash costs net of proceeds from beginning 2013 through the end of the joint venture, including the covering of ST-Ericsson’s ongoing operations during the transition period and the restructuring costs related to the exit from the joint venture, will be in the range of approximately $300 million to $350 million. There will be no cash exchange associated with the break-up.

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 45

4.	Sole Member of the Managing Board’s statement

The  Sole Member of the Managing Board hereby declares that, to the best of his knowledge, the Semi-Annual Financial Statements, which have been prepared in accordance with the applicable financial reporting standards for interim reporting, give a true and fair view of the assets, liabilities, financial position and  profit or loss of STMicroelectronics N.V., and the undertakings included in the consolidation as a whole, and the Semi-Annual Management Report includes a fair review of the information required pursuant to section 5:25d, subsection 8 and subsection 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Date: August 20, 2013	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti

	Title:	President and Chief Executive Officer and Sole Member of the Managing Board

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 46

5.	About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.
In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com

All of STMicroelectronics’ press releases are available at:
http://www.st.com/internet/com/press/st_press_releases.jsp

All of ST-Ericsson’s press releases are available at:
http://www.stericsson.com/press/press_releases.jsp.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel: +33 158 077 785
nelly.dimey@st.com

STMicroelectronics • Semi Annual Report 2013	Semi Annual Financial Statements 47

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 21, 2013	By:	/s/ Carlo Ferro
	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services